SPROTT ANNOUNCES SECOND QUARTER 2024 RESULTS
TORONTO, ON - August 7, 2024 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and six months ended June 30, 2024.
Management commentary
“We are pleased to report that during the second quarter of 2024, Sprott’s Assets Under Management (“AUM”) reached $31.1 billion, up 6% from March 31, 2024 and up 8% from December 31, 2023,” said Whitney George, CEO of Sprott. "After more than four years of positive net sales, we started 2024 with $284 million of net redemptions in the first quarter. This quarter, we returned to positive net sales with $357 million of net inflows and an additional $110 million from the recent initial public offering ("IPO") of the Sprott Physical Copper Trust ("COP"), bringing our net sales in the first half of the year to $183 million, inclusive of the COP IPO."

“The IPO of COP was a strategic priority for Sprott and the latest addition to our critical materials investment strategies," continued Mr. George. "As the world’s first physical copper fund, COP is designed to provide investors with an alternative to investing in copper futures and a way for institutions and individual clients to complement their equity positions. Since the launch of the Sprott Physical Uranium Trust in 2021, we have established a global network of institutions, family offices and individuals seeking exposure to critical materials investment strategies. We look forward to engaging with this audience as we seek to scale COP."

Key AUM highlights1
•AUM was $31.1 billion as at June 30, 2024, up 6% from $29.4 billion as at March 31, 2024 and up 8% from $28.7 billion as at December 31, 2023. On a three and six months ended basis, we primarily benefited from market value appreciation in our precious metals physical trusts. We also benefited from net inflows to our exchange listed products and the launch of COP in the quarter.
Key revenue highlights
•Management fees were $38.1 million in the quarter, up 16% from $32.9 million for the quarter ended June 30, 2023 and $74.4 million on a year-to-date basis, up 16% from $64.1 million for the six months ended June 30, 2023. Carried interest and performance fees were $0.7 million in the quarter and on a year-to-date basis, up 80% from $0.4 million for the quarter and six months ended June 30, 2023. Net fees were $34.4 million in the quarter, up 15% from $29.9 million for the quarter ended June 30, 2023 and $67.1 million on a year-to-date basis, up 16% from $58.1 million for the six months ended June 30, 2023. Our revenue performance on both a three and six months ended basis was primarily due to higher average AUM on good market value appreciation across most of our exchange listed products since last year.
•Commission revenues were $3.3 million in the quarter, up from $1.6 million for the quarter ended June 30, 2023 and $4.4 million on a year-to-date basis, down 32% from $6.4 million for the six months ended June 30, 2023. Net commissions were $1.5 million in the quarter, up 34% from $1.1 million for the quarter ended June 30, 2023 and $2 million on a year-to-date basis, down 43% from $3.5 million for the six months ended June 30, 2023. Higher commissions in the quarter were due to increased ATM activity in our physical uranium trust and the launch of COP. On a year-to-date basis, lower commissions were due to the sale of our former Canadian broker-dealer in the second quarter of last year.
•Finance income was $4.1 million in the quarter, up from $1.7 million for the quarter ended June 30, 2023 and $5.9 million on a year-to-date basis, up 78% from $3.3 million for the six months ended June 30, 2023. The increase in finance income was due to higher income earned on streaming syndication activity.
Key expense highlights
•Net compensation expense was $17.2 million in the quarter, up 12% from $15.3 million for the quarter ended June 30, 2023 and $33.5 million on a year-to-date basis, up 9% from $30.7 million for the six months ended June 30, 2023. The increase in the quarter was primarily due to increased AIP accruals on higher net fee generation.
•SG&A expense was $5 million in the quarter, up 6% from $4.8 million for the quarter ended June 30, 2023 and $9.2 million on a year-to-date basis, up 5% from $8.8 million for the six months ended June 30, 2023. The increase was due to higher technology and professional services costs.
Earnings summary
•Last year, our net income benefited from the realization of an $18.6 million non-recurring asset. Consequently, our net income this quarter of $13.4 million ($0.53 per share) was down 25% from $17.7 million ($0.70 per share) for the three months ended last year. On a year-to-date basis, net income was $24.9 million ($0.98 per share), down 2% from $25.4 million ($1.00 per share) last year. Excluding the impact of last year’s realization of a non-recurring asset, our second quarter net income was up $14.2 million, and up $18.1 million for the six months ended June 30, 2024. Our earnings benefited from higher management fees on improved market valuations in our precious metals exchange listed products, higher commission income on increased ATM activity in our critical materials exchange listed products and higher finance income in our private strategies segment due to higher streaming syndication fees. Our earnings also benefited from market value appreciation of our co-investments.
•Adjusted base EBITDA was $22.4 million ($0.88 per share) in the quarter, up 25% from $18 million ($0.71 per share) for the quarter ended June 30, 2023 and $42.1 million ($1.66 per share) on a year-to-date basis, up 19% from $35.3 million ($1.40 per share) for the six months ended June 30, 2023. Adjusted base EBITDA on both a three and six months ended basis benefited from higher management fees on improved market valuations in our precious metals exchange listed products, higher commission income on increased ATM activity in our critical materials exchange listed products and higher finance income in our private strategies segment due to higher streaming syndication fees mentioned above.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Subsequent events
•Subsequent to quarter-end, on August 1, 2024, AUM was $31.5 billion, up 2% from $31.1 billion at June 30, 2024.
•On August 6, 2024, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

Supplemental financial information
Please refer to the June 30, 2024 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at June 30, 2024 and the Company's financial performance for the three and six months ended June 30, 2024.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Mar. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,895	99	289	—	7,283	0.35%
- Physical Silver Trust	4,242	51	701	—	4,994	0.45%
- Physical Gold and Silver Trust	4,401	(48)	357	—	4,710	0.40%
- Precious Metals ETFs	337	6	12	—	355	0.34%
- Physical Platinum & Palladium Trust	112	30	1	—	143	0.50%
	15,987	138	1,360	—	17,485	0.39%

- Critical materials physical trust and ETFs
- Physical Uranium Trust	5,626	187	(198)	—	5,615	0.32%
- Critical Materials ETFs	2,235	189	(16)	—	2,408	0.58%
- Physical Copper Trust	—	—	(12)	110	98	0.32%
	7,861	376	(226)	110	8,121	0.39%

Total exchange listed products	23,848	514	1,134	110	25,606	0.39%

Managed equities (3)	2,923	(36)	98	—	2,985	0.92%

Private strategies	2,598	(121)	(15)	—	2,462	0.78%

Total AUM (4)	29,369	357	1,217	110	31,053	0.47%

6 months results

(In millions $)	AUM Dec. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,532	(45)	796	—	7,283	0.35%
- Physical Silver Trust	4,070	32	892	—	4,994	0.45%
- Physical Gold and Silver Trust	4,230	(161)	641	—	4,710	0.40%
- Precious Metals ETFs	339	(3)	19	—	355	0.34%
- Physical Platinum & Palladium Trust	116	35	(8)	—	143	0.50%
	15,287	(142)	2,340	—	17,485	0.39%

- Critical materials physical trust and ETFs
- Physical Uranium Trust	5,773	243	(401)	—	5,615	0.32%
- Critical materials ETFs	2,143	238	27	—	2,408	0.58%
- Physical Copper Trust	—	—	(12)	110	98	0.32%
	7,916	481	(386)	110	8,121	0.39%

Total exchange listed products	23,203	339	1,954	110	25,606	0.39%

Managed equities (3)	2,890	(106)	201	—	2,985	0.92%

Private strategies	2,645	(160)	(23)	—	2,462	0.78%

Total AUM (4)	28,738	73	2,132	110	31,053	0.47%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (55%), high net worth managed accounts (36%) and U.S. value strategies (9%).
(4) No performance fees are earned on exchange listed products. Performance fees are earned on certain of our managed equities products and are based on returns above relevant benchmarks. Private strategies
     LPs earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Summary income statement
Management fees (1)	38,065	36,372	34,244	32,867	32,940	31,170	28,152	28,899
Fund expenses (2), (3)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)	(1,470)	(1,466)
Direct payouts	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)
Carried interest and performance fees	698	—	503	—	388	—	1,219	—
Carried interest and performance fee payouts - internal	(251)	—	(222)	—	(236)	—	(567)	—
Carried interest and performance fee payouts - external (3)	—	—	—	—	—	—	(121)	—
Net fees	34,447	32,677	31,042	29,655	29,879	28,188	26,099	26,312

Commissions	3,332	1,047	1,331	539	1,647	4,784	5,027	6,101
Commission expense - internal	(380)	(217)	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)
Commission expense - external (3)	(1,443)	(312)	(441)	(92)	(27)	(642)	(585)	(476)
Net commissions	1,509	518	729	359	1,126	2,415	2,863	3,240

Finance income (2)	4,084	1,810	1,391	1,795	1,650	1,655	1,738	1,274
Gain (loss) on investments	1,133	1,809	2,808	(1,441)	(1,950)	1,958	(930)	45
Co-investment income (2)	416	274	170	462	1,327	93	370	249
Total net revenues (2)	41,589	37,088	36,140	30,830	32,032	34,309	30,140	31,120

Compensation (2)	19,225	17,955	17,096	16,939	21,468	19,556	17,148	19,044
Direct payouts	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)
Carried interest and performance fee payouts - internal	(251)	—	(222)	—	(236)	—	(567)	—
Commission expense - internal	(380)	(217)	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)
Severance, new hire accruals and other	—	—	(179)	(122)	(4,067)	(1,257)	(1,240)	(1,349)
Net compensation	17,186	16,277	15,251	15,257	15,329	15,385	12,648	14,189

Severance, new hire accruals and other	—	—	179	122	4,067	1,257	1,240	1,349
Selling, general and administrative ("SG&A") (2)	5,040	4,173	3,963	3,817	4,752	4,026	3,814	4,051
SG&A recoveries from funds (1)	(260)	(231)	(241)	(249)	(282)	(264)	(253)	(259)
Interest expense	715	830	844	882	1,087	1,247	1,076	884
Depreciation and amortization	568	551	658	731	748	706	710	710
Foreign exchange (gain) loss (2)	122	168	1,295	37	1,440	440	(484)	3,020
Other (income) and expenses (2)	(580)	—	3,368	4,809	(18,890)	1,249	1,686	3,384
Total expenses	22,791	21,768	25,317	25,406	8,251	24,046	20,437	27,328

Net income	13,360	11,557	9,664	6,773	17,724	7,638	7,331	3,071
Net income per share	0.53	0.45	0.38	0.27	0.70	0.30	0.29	0.12
Adjusted base EBITDA	22,375	19,751	18,759	17,854	17,953	17,321	18,083	16,837
Adjusted base EBITDA per share	0.88	0.78	0.75	0.71	0.71	0.68	0.72	0.67

Summary balance sheet
Total assets	406,265	389,784	378,835	375,948	381,519	386,765	383,748	375,386
Total liabilities	90,442	82,365	73,130	79,705	83,711	108,106	106,477	103,972

Total AUM	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252
Average AUM	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015
(1) Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.
(2) Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"), (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"), (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"), (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"), (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"), (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Prior year figures have been reclassified to conform with current presentation.
(3) These amounts are included in the "Fund expenses" line on the consolidated statements of operations.

Schedule 3 - EBITDA reconciliation

	3 months ended		6 months ended

(in thousands $)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Net income for the period	13,360	17,724	24,917	25,362
Adjustments:
Interest expense	715	1,087	1,545	2,334
Provision for income taxes	5,438	6,057	9,201	8,682
Depreciation and amortization	568	748	1,119	1,454
EBITDA	20,081	25,616	36,782	37,832
Adjustments:
(Gain) loss on investments (1)	(1,133)	1,950	(2,942)	(8)
Stock-based compensation (2)	4,332	3,922	9,023	8,039
Foreign exchange (gain) loss (3)	122	1,440	290	1,880
Severance, new hire accruals and other (3)	—	4,067	—	5,324
Revaluation of contingent consideration (3)	(580)	(2,254)	(580)	(2,254)
Costs relating to exit of non-core business (3)	—	1,372	—	1,372
Non-recurring regulatory, professional fees and other (3)	—	580	—	1,829
Shares received on recognition of contingent asset (3)	—	(18,588)	—	(18,588)
Carried interest and performance fees	(698)	(388)	(698)	(388)
Carried interest and performance fee payouts - internal	251	236	251	236
Carried interest and performance fee payouts - external	—	—	—	—
Adjusted base EBITDA	22,375	17,953	42,126	35,274
Adjusted base EBITDA margin (4)	58%	57%	58%	57%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described below are met.
(2) In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock based compensation". Prior year figures have been reclassified to conform with current presentation.
(3) Foreign exchange (gain) and loss, severance, new hire accruals and other; revaluation of contingent consideration; costs relating to exit of non-core business; non-recurring regulatory, professional fees and other; and shares received on recognition of contingent asset were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.
(4) Prior year figures have been restated to remove the adjustment of depreciation and amortization.

Conference Call and Webcast

A webcast will be held today, August 7, 2024 at 10:00 am ET to discuss the Company's financial results.
To listen to the webcast, please register at https://edge.media-server.com/mmc/p/o98gu3w8

Please note, analysts who cover the Company should register at: https://register.vevent.com/register/BIab693a7d3e344814b015460b3e74ffe0

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted base EBITDA, adjusted base EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings by our broker dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our ability to scale COP; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended June 30, 2024. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 20, 2024; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended June 30, 2024. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metals and critical materials investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Partner
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com